RECOMPOSE, PBC

FINANCIAL STATEMENTS

for the years ended December 31, 2021 and 2020

RECOMPOSE, PBC

FINANCIAL STATEMENTS

for the years ended December 31, 2021 and 2020

C O N T E N T S

MP P.C.

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors of
Recompose, PBC

Opinion

We have audited the accompanying consolidated financial statements of Recompose, PBC, which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Recompose, PBC as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Recompose, PBC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Recompose, PBC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Recompose, PBC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Recompose, PBC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Supplementary information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information on page 17 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

MP P.C.

Springfield, Massachusetts
March 15, 2023

RECOMPOSE, PBC

BALANCE SHEETS

December 31, 2021 and 2020

	2021	2020
ASSETS		
Current assets		
Cash	$ 7,482,622	$ 4,054,791
Accounts receivable	560,088	324,621
Prepaid expenses and other current assets	23	2,162
Total current assets	8,042,733	4,381,574
Restricted cash	175,549	
Pre-need trust, restricted	2,153,728	575,733
Long-term accounts receivable	2,733,471	1,149,700
Property, plant and equipment, net	2,310,310	922,394
Intangible assets, net	815,369	562,932
Other non-current assets	3,750	3,750
Total assets	$ 16,234,910	$ 7,596,083
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 505,692	$ 104,081
Other current liabilities	6,929	4,828
Total current liabilities	512,621	108,909
Deferred revenues	5,447,287	2,050,054
Other noncurrent liabilities	30,923	9,050
Total liabilities	5,990,831	2,168,013
Stockholders' equity		
Common stock, $.0001 par value, 20,000,000 shares authorized, 7,595,000 shares issued and outstanding	760	759
Preferred stock, $.0001 par value, 12,500,000 shares authorized, 6,574,788 shares issued and outstanding	657	524
Additional paid-in capital	13,843,495	7,559,368
Accumulated deficit	(3,600,833)	(2,132,581)
Total stockholders' equity	10,244,079	5,428,070
Total liabilities and stockholders' equity	$ 16,234,910	$ 7,596,083

See notes to financial statements.

RECOMPOSE, PBC

STATEMENTS OF INCOME

for the years ended December 31, 2021 and 2020

	2021	2020
Revenues	$ 699,470	$ 107,645
Direct costs	236,604	4,774
Gross profit	462,866	102,871
Selling, general and administrative expenses	1,933,350	1,243,790
Loss from operations	(1,470,484)	(1,140,919)
Non-operating income		
Interest income	2,232	2,685
Total non-operating income	2,232	2,685
Net loss	$ (1,468,252)	$ (1,138,234)

See notes to financial statements.

RECOMPOSE, PBC

STATEMENTS OF STOCKHOLDERS' EQUITY

for the years ended December 31, 2021 and 2020

	Common Stock	Preferred Stock	Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2019 (unaudited)	$ 759	$ 254	$ 3,027,419	$ (994,347)	$ 2,034,085
Issuance of stock		270	4,531,949		4,532,219
Net loss				(1,138,234)	(1,138,234)
Balance at December 31, 2020	759	524	7,559,368	(2,132,581)	5,428,070
Issuance of stock	1	133	6,284,127		6,284,261
Net loss				(1,468,252)	(1,468,252)
Balance at December 31, 2021	$ 760	$ 657	$ 13,843,495	$ (3,600,833)	$ 10,244,079

See notes to financial statements.

RECOMPOSE, PBC

STATEMENTS OF CASH FLOWS

for the years ended December 31, 2021 and 2020

		2021		2020
Cash flows from operating activities				
Net loss	$	(1,468,252)	$	(1,138,234)
Adjustments to reconcile net income to net cash used in operating activities:				
Depreciation		165,892		24,099
Amortization		72,647		38,968
Loss on abandonment				354,634
Decrease (increase) in operating assets:				
Prepaid expenses and other current assets		2,139		63,997
Pre-need trust		(1,577,995)		(575,733)
Long-term accounts receivable		(1,819,238)		(1,474,321)
Other non-current assets				217,990
Increase (decrease) in operating liabilities:				
Accounts payable		401,611		27,062
Other current liabilities		2,101		2,470
Deferred revenue		3,397,233		2,050,054
Other noncurrent liabilities		21,873		9,050
Net cash used in operating activities		(801,989)		(399,964)
Cash flow from investing activities				
Purchases of property, plant and equipment, net		(1,553,808)		(1,107,752)
Purchases of intangible assets		(325,084)		(464,521)
Net cash used in investing activities		(1,878,892)		(1,572,273)
Cash flow from financing activities activities				
Proceeds from issuance of stock		6,284,261		4,532,249
Net cash provided by financing activities		6,284,261		4,532,249
Net change in cash		3,603,380		2,560,012
Cash, beginning of year		4,054,791		1,494,779
Cash, end of year	$	7,658,171	$	4,054,791
Reconciliation				
Cash	$	7,482,622	$	4,054,791
Restricted cash		175,549		
Total cash and restricted cash	$	7,658,171	$	4,054,791

See notes to financial statements.

1. *Organization and Summary of Significant Accounting Policies*

Nature of Operations

Recompose, PBC (the "Company") is a licensed funeral home offering death care services, specializing in human composting. The Company operates out of Seattle, Washington and offers services to clients across the United States. The Company sells services at the time of death, which is referred to as at-need, and prior to the time of death, which is referred to as pre-need.

The Company's funeral home services include consultation, the removal and preparation of remains, and the use of the funeral home facility for ceremonial services.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Cash

The Company maintains cash balances with a financial institution, which at times exceeds federally insured limits. As of December 31, 2021 and 2020, the uninsured bank balance was approximately $8,785,000 and $3,921,000, respectively.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

Restricted Cash

Long-term restricted cash of $175,549 reflected on the balance sheets consists of a deposit maintained with a financial institution. This restricted cash is a certificate of deposit which is required pursuant to the terms of the Company's lease agreement. See footnote 9 for detail regarding lease agreement.

Pre-Need Trust

Pursuant to state law, a portion of the proceeds from pre-need sales of services is put into the trust ("pre-need trust") until such time that the Company meets the requirements for releasing trust principal, which is generally performance of services. All investment earnings generated by the assets in the pre-need trust (including interest) are deferred until the services are performed.

Deferred Revenue

Revenues from the sale of services as well as any investment income from the pre-need trust are deferred until such time that the services are performed. The Company provides for a profit margin for these deferred revenues to account for the projected future costs of providing services on pre-need contracts. These revenues are recognized when the related services are performed and are presented on a gross basis on the statements of income.

Long-Term Accounts Receivable

The Company sells pre-need funeral contracts whereby the customer enters into arrangements for future pre-need services. At the time of a pre-need sale, the Company records an account receivable in an amount equal to the total contract value less any cash deposit paid. Management evaluates customer receivables for impairment based upon its historical experience, including the age of the receivables and the customers' payment histories. Management believes all receivables are fully collectible as of December 31, 2021 and 2020 and, accordingly, there is no reserve for uncollectible receivables.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is computed on the straight-line basis over the estimated useful life of the assets. Additions and major improvements are capitalized. When assets are sold or retired, the related costs and accumulated depreciation are removed from the respective accounts and the resulting gain or loss is recorded in income. Maintenance and repairs are charged to expense as incurred. The Company follows the practice of capitalizing all property and equipment with a cost exceeding $5,000.

Construction in progress costs represent fixed assets costs not yet placed in service. No depreciation was taken on these capitalized costs.

Income Taxes

The Company is a Public Benefic Corporation. As such, the Company is required to pay income taxes on taxable income. A provision for income taxes is recorded in the accompanying financial statements.

Income Taxes, Continued

The Company evaluates all significant tax positions as required by generally accepted accounting principles in the United States. As of December 31, 2021, the Company does not believe that it has taken any tax positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months. The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of December 31, 2021, the Company's federal and state tax returns generally remain open for examination for the last three years.

Revenue from Contracts with Customers

The Company recognizes revenue in accordance with ASC 606 in the amount to which the Company expects to be entitled to when it satisfies a performance obligation by transferring control over a product or service to a customer.

The Company generates revenues primarily from contracts with customers through the sale of death services.

At the time of a non-cancellable pre-need sale, the Company records an account receivable in an amount equal to the total contract value less unearned finance income and any cash deposit paid. The revenue from both the sales and interest income from trusted funds are deferred until the services are performed. For a sale in a cancellable state, an account receivable is only recorded to the extent control has transferred to the customer for interment rights or services for which the Company has not collected cash. The amounts collected from customers in states in which pre-need contracts are cancellable may be subject to refund provisions.

In addition, the Company maintains a reserve representing the fair value of the refund obligation that may arise due to state law provisions that include a guarantee of customer funds collected on unfulfilled performance obligations and maintained in trust to the extent that the funds are refundable upon a customer's exercise of any cancellation rights. As of December 31, 2021 and 2020, no reserve has been established for refund obligations.

Service revenue is recognized when the services are performed and the performance obligation is thereby satisfied.

Intangible Assets

Intangible assets consist of research and development costs, patents, and software costs. They are initially measured at fair value and then amortized over their estimated useful lives between 5 and 15 years.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expense for the year ended December 31, 2021 was $22,848 ($17,059 - 2020).

Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 - Inputs are unadjusted quoted prices for identical assets and liabilities in active markets that the Company has the ability to access.

Level 2 - Inputs, other than the quoted prices included within level 1 that are observable either directly or indirectly.

Level 3 - Inputs are unobservable inputs for the asset or liability.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodology applied to assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Intangible assets: Management tests intangible assets at the reporting unit level for impairment when a triggering event occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Subsequent Events

The Company has evaluated subsequent events through March 15, 2023, which is the date the financial statements were available to be issued. See footnote 11 for subsequent events.

2. *Property, Plant and Equipment*

Property, plant and equipment consists of the following at December 31:

	2021	2020
Leasehold improvements	$ 593,544	$ 488,802
Machinery and equipment	228,858	105,092
Vessels	606,867	352,599
Construction in progress	1,071,032	
	2,500,301	946,493
Less accumulated depreciation	189,991	24,099
	$ 2,310,310	$ 922,394

Depreciation expense for the year ended December 31, 2021 was $165,892 ($24,099 – 2020).

3. *Pre-Need Trust*

At December 31, 2021 and 2020, the Company's pre-need trust consisted of cash equivalents. When the Company receives a payment from a pre-need customer, the Company deposits the amount required by law into the pre-need trust that may be subject to cancellation on demand by the pre-need customer. The Company's pre-need trust related to states in which pre-need customers may cancel contracts with the Company comprises 100% of the total pre-need trust as of December 31, 2021. The assets held in the pre-need trust are required to be used to provide the services to which they relate. If the value of these assets falls below the cost of providing such services, the Company may be required to fund this shortfall.

A reconciliation of the Company's pre-need trust activities for the years ended December 31, 2021 and 2020 is presented below:

	2021	2020
Balance at beginning of period	$ 575,733	
Contributions	1,732,537	$ 576,687
Distributions	(155,371)	(1,044)
Interest	829	90
Balance at end of period	$ 2,153,728	$ 575,733

Cash flows from pre-need contracts are presented as operating cash flows in the Company's statements of cash flows.

4. *Intangible Assets*

Intangible assets consists of the following at December 31:

	2021	2020
Research and development	$ 822,423	$ 510,989
Patents	37,323	37,323
Software costs	83,650	70,000
	943,396	618,312
Less accumulated amortization	128,027	55,380
	$ 815,369	$ 562,932

Amortization expense for each of the next five years and thereafter is as follows:

2022	$ 90,878
2023	90,878
2024	77,643
2025	53,908
2026	48,901
Thereafter	453,161
	$ 815,369

5. *Fair Value Measurements*

The following table summarizes the Company's financial assets that are accounted for at fair value within the fair value hierarchy as of December 31:

Description	Level 1	Level 2	Level 3	2021 Total
Pre-need trust	$ 2,153,728			$ 2,153,728
Intangible assets			$ 815,369	815,369
	$ 2,153,728	$	$ 815,369	$ 2,969,097

Description	Level 1	Level 2	Level 3	2020 Total
Pre-need trust	$ 575,733			$ 575,733
Intangible assets			$ 562,932	562,932
	$ 575,733	$	$ 562,932	$ 1,138,665

Fair Value Measurements, Continued

The availability of observable data is monitored to assess the appropriate classification of financial assets within the fair value hierarchy. Changes in economic conditions or valuation techniques may require the transfer between one fair value level to another. The Company evaluates the significance of transfers between levels based upon the nature of the financial account and size of the transfer.

The following table sets forth a summary of certain changes in the fair value of the Company's level 3 assets for the year ended December 31:

	Intangible assets	2021 Total
Purchases	$ 464,521	$ 464,521

	Intangible assets	2020 Total
Purchases	$ 325,084	$ 325,084

There were no transfers and sales of the Company's level 3 assets for the years ended December 31, 2021 and 2020.

6. Deferred Revenue

The Company defers revenue of pre-need funeral services until the services are performed. All other selling costs are expensed as incurred. Deferred revenues were $2,153,728 and $575,733 at December 31, 2021 and 2020.

The Company cannot estimate the period when it expects its performance obligations will be recognized, because certain performance obligations will only be satisfied at the time of death.

7. 401(k) Plan

The Company has a qualified 401(k) plan under which employees can invest up to a specified amount of their earnings as promulgated by the Internal Revenue Service. The Company made contributions of $10,643 for the year ended December 31, 2021 (2020 – $445).

8. *Related Party Transactions*

The Company's board members are invested into the Company's pre-need trust. As of December 31, 2021 and 2020, the amount invested into the pre-need trust by these board members was $9,902 and $9,908.

9. *Leases*

In September 2021, the Company entered into a lease agreement for a building in Seattle, Washington, ending in September 2031. The lease agreement is secured by a certificate of deposit in the amount of $175,549. The total rental expense for the years ended December 31, 2021 and 2020 was $107,975 and $159,392, respectively.

In May 2019, the Company entered into a lease agreement for a building located in Seattle, Washington. In May 2020, the Company terminated this lease agreement early resulting in a loss on abandonment. The Company recorded a loss on abandonment in the amount of $401,282 of which $354,634 related to the abandonment of property and $46,648 related to termination fees.

Future minimum lease payments for the above lease are as follows:

2022	$	241,800
2023		247,200
2024		254,616
2025		262,260
2026		270,120
Thereafter		1,250,268
	$	2,526,264

10. *Preferred Stock*

The Company has issued 6,578,443 shares of Preferred Stock with a par value of $.0001. These shares provide for a 6% cumulative dividend payable only if declared by the board of directors. The Preferred shares also have a right to convert to common stock. As of December 31, 2021, the cumulative and unpaid and undeclared dividends are $2,525,251 (2020 - $667,525).

11. Subsequent Events

The Company has evaluated subsequent events through March 15, 2023, the date the financial statements were available to be issued. The following items were noted:

- In June 2022, the Company terminated a month-to-month lease agreement for a building in Seattle, Washington.

- In September 2022, the Company terminated a long-term lease agreement for a building in Kent, Washington.

No additional events have occurred subsequent to year end which required recognition or disclosure.

RECOMPOSE, PBC

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

for the years ended December 31, 2021 and 2020

	2021	2020
Bank fees	$ 49,101	$ 17,502
Computer expense	30,113	12,590
Depreciation and amortization	238,539	63,067
Employee benefits	9,091	9,774
Education and seminars	15,832	4,143
Insurance	57,418	5,772
Meals and entertainment	1,434	500
Miscellaneous expenses	14,750	3,581
Office expenses	6,597	10,310
Salaries and wages	755,861	309,663
Payroll taxes	81,343	28,395
Pension and retirement	10,643	445
Professional fees	124,305	37,709
Rent	107,975	560,674
Repairs and maintenance	28,161	7,987
Telephone	959	1,179
Travel	22,603	4,799
Utilities	9,573	5,235
Marketing	22,848	17,059
Operations expenses	211,221	45,573
Technology	66,222	17,724
Taxes and fees	29,876	47,750
Outreach and public policy	38,885	32,359
Total	$ 1,933,350	$ 1,243,790